UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4) of the Securities Exchange Act of 1934

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A.

(Name of Subject Company)

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A.

(Name of Person(s) Filing Statement)

Class B Common Shares Par value 1 peso (“Class B Shares”) and American Depositary Shares, each representing rights to 20 Class B Shares

(Title of Class of Securities)

Class B Shares (ISIN ARENOR010020) and American Depositary Shares (29244A102)
 (CUSIP Number of Class of Securities)

Germán Ranftl

Chief Financial Officer

Tel: + 5411 4968-4019

Av. del Libertador 6363,
12th Floor,
City of Buenos Aires (A1428ARG),
Tel: 54-11-4346-5000

with copies to:

Christopher C. Paci, Esq.

J.A. Glaccum, Esq
Nicolas Teijeiro, Esq
DLA Piper LLP (US)

1251 Avenue of the Americas
New York, NY 10020
(212) 335-4970

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person Filing Statement)

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

INTRODUCTION

Empresa Distribuidora y Comercializadora Norte S.A. (“Edenor”) is filing this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Statement”) in connection with the tender offer by Empresa de Energía del Cono Sur S.A. (“Edelcos”), a limited liability company organized under the laws of Argentina, and South American Energy LLP, a limited liability partnership organized under the laws of England and Wales (“SAE” and, together with Edelcos, the “Bidders”) to purchase any and all outstanding Class B common shares, par value Ps. 1.00 per share (the “Class B Shares”), held by U.S. Persons (as defined below), including outstanding Class B Shares represented by American Depositary Shares (each representing rights to 20 Class B Shares) (the “ADSs” and, together with the Class B Shares, the “Securities”), of Edenor, other than those held by the Bidders or their affiliates, in cash at a price of Ps.29.34 per Class B Share (the “Offer Price”), less (i) any applicable stock exchange and settlement fees, (ii) any applicable brokerage fees or commissions, (iii) any applicable Distributions (as defined in the U.S. Offer to Purchase (as defined below)), and (iv) any applicable withholding taxes, upon the terms and subject to the conditions set forth in the U.S. Offer to Purchase and the related documents (which, together with any amendments or supplements thereto, collectively constitute the “U.S. Offer”). The U.S. Offer is being made in conjunction with an offer by Edelcos in Argentina for all outstanding Class B Shares and Class C common shares, par value Ps. 1.00 per share of Edenor, which represent 0.2% of Edenor’s outstanding capital stock and are held in Argentina pursuant to Edenor’s Employee Stock Participation Program (the “Argentine Offer” and, together with the U.S. Offer, the “Offers”). The Class A Shares (as defined below) are not publicly traded and are not the subject of the Offers and the Class C Shares are not publicly traded and are not the subject of the U.S. Offer.

The offer to purchase for the U.S. Offer (the “U.S. Offer to Purchase”) and the related documents have been filed as exhibits to the combined Schedule TO and Schedule 13e-3 filed by the Bidders, dated November 12, 2021 (the “Schedule TO”).

The information set forth in the U.S. Offer to Purchase under “Summary Term Sheet” is incorporated herein by reference.

The Board of Directors of Edenor (the “Board of Directors”) is remaining neutral and expresses no opinion as to whether holders of Securities should accept or reject the U.S. Offer. The Board of Directors has made no determination as to whether the terms of the U.S. Offer as stated in the Offer to Purchase are fair to, or in the best interest of, the holders of Securities, and is making no recommendation as to whether the holders of the Securities should accept or reject the U.S. Offer.

As of November 25, 2021, the last trading day prior to the publication of this Statement, (i) the Offer Price of Ps.29.34 per Class B Share is below Ps.62.40, the closing trading price per Class B Share on the BYMA and (ii) the aggregate Offer Price of Ps.586.80 for the twenty (20) Class B Shares underlying each ADS is below Ps.1,248, the aggregate closing trading price for twenty (20) Class B Shares on the BYMA.

Accordingly, holders of Class B Shares (including holders of ADSs who surrender their ADSs and take possession of Class B Shares) tendering into the U.S. Offer would receive significantly less per Class B Share than the then current market price per Class B Share if the current market price per Class B Share exceeds the Offer Price on the Expiration Date, as applicable. See “Item 4. The Solicitation/Recommendation” below.

The U.S. Offer to Purchase and the related documents contain important information that you should read before making any decision in connection with the U.S. Offer.

As used herein, a “U.S. Person” means (1) any individual resident in the United States; (2) any partnership or corporation organized or incorporated in the United States; (3) any estate of which any executor or administrator is a U.S. Person; (4) any trust of which the trustee is a U.S. Person; (5) any agency or branch of a foreign entity located in the United States; (6) any non- discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary for the benefit or account of a U.S. Person; (7) any discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary

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organized, incorporated or (if an individual) resident in the United States; and (8) any partnership or corporation if (A) organized or incorporated under the laws of any foreign jurisdiction and (B) formed by a U.S. Person for the purpose of investing in securities not registered under the Securities Act, unless it is organized or incorporated, and owned by accredited investors (as defined in Rule 501(a) under the Securities Act); excluding, in each case, persons deemed not to be “U.S. persons” pursuant to Rule 902 (k)(2) of Regulation S under the Securities Act.

Item 1. Subject Company Information.

The name of the subject company is Empresa Distribuidora y Comercializadora Norte S.A., a corporation (sociedad anónima) organized under the laws of Argentina. Empresa Distribuidora y Comercializadora Norte S.A. is referred to herein as “Edenor”. Edenor’s principal executive offices are located at Av. del Libertador 6363, 12th Floor, City of Buenos Aires (A1428ARG), Buenos Aires, Argentina. The main telephone number of Edenor is +54-11-4346-5000. Edenor holds a concession to distribute electricity on an exclusive basis to the northwestern part of the greater Buenos Aires metropolitan area and in the northern part of the City of Buenos Aires, comprising an area of 4,637 square kilometers and a population of approximately 9 million people.

The securities to which this Statement relates are Edenor’s Class B Shares, including outstanding Class B Shares represented by ADSs, held by U.S. Persons. The principal market on which the Class B Shares are traded is the Buenos Aires Stock Exchange, where they are listed under the ticker symbol “EDN.” ADSs representing rights to Class B Shares are traded on the New York Stock Exchange (the “NYSE”) under the ticker symbol “EDN.” Each ADS represents rights to twenty Class B Shares. There were 442,210,385 Class B Shares outstanding (including treasury shares) as of September 30, 2021. The information set forth in the U.S. Offer to Purchase under the caption “THE TENDER OFFER—7. Certain information about the Class B Shares and ADSs” and “THE TENDER OFFER—8. Certain information about Edenor” is incorporated herein by reference.

Item 2. Identity and Background of Filing Person.

Name and Address

The name, business address and business telephone number of Edenor, which is the subject company and the person filing this Statement, are set forth in Item 1 above.

The U.S. Offer

This Statement relates to the U.S. Offer, which is described in the Introduction above. The U.S. Offer is being made by the Bidders in connection with Edelcos’s recent acquisition of all Class A common shares (the “Class A Shares”), par value Ps.1.00 per share of Edenor, representing 51% of the capital stock and votes of Edenor (the “Transaction”). Upon consummation of the Transaction, Edelcos acquired a controlling interest in Edenor (“Change in Control of Edenor”). The Argentine Offer is required in Argentina as a mandatory offer in connection with the Change in Control of Edenor.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Except as described in this Item 3, on the date of the filing of this Statement, there is no material agreement, arrangement or understanding or any actual or potential conflict of interest between Edenor and its affiliates, on the one hand, and the executive officers, directors or affiliates of Edenor, on the other hand.

Executive Officers and Directors of Edenor

The executive officers of Edenor are Messrs Neil Arthur Bleasdale (Chairman and General Director), Germán Ranftl (CFO), María José Van Morlegan (CLO), Pablo Pérez (COO), Gerardo Tabakman (Customer Services Director) María Cristina Canzani (CTO), Fabiana Colombo (Logistics and Supply Director) and Ricardo Luttini (Internal Audit). The regular directors of Edenor are Messrs Neil Arthur Bleasdale (President), Esteban Macek (Vice-president), Nicolás Mallo Huergo, Eduardo Vila, Edgardo Volosin, Federico Zin, Mariano Cruz Lucero, Hernán Ferrara, Federico Bernal, Juan Santiago Fraschina, Benjamín Navarro and

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Maximiliano Ramirez, and the alternate directors are Messrs. Victor Hugo Quevedo, Mariano Cuneo Libarona, Pedro Ivan Mazer, Mirta Silvia Maletta, Diego Hernán Pino, Sebastián Alvarez, María Teresa Grieco and María Josefina Grosso.

Edenor pays compensation to the members of its Board of Directors and executive officers. See Edenor’s Annual Report on Form 20-F for the fiscal year ended December 31, 2020, under “Item 6—Directors, Senior Management and Employees,” which section is incorporated herein by reference.

The business address and phone number of the directors and executive officers of Edenor is the same as that of Edenor noted above.

Executive Officers and Directors of the Bidders

The information set forth in the U.S. Offer to Purchase under “Schedule I—Information about the Directors and Executive Officers of the Bidders” is incorporated herein by reference.

Material Transactions with Affiliates

Edenor has engaged in a number of related party transactions, a summary of which can be found in Edenor’s Annual Report on Form 20-F for the fiscal year ended December 31, 2020, under “Item 7—Major Shareholders and Related Party Transactions,” and in the consolidated financial statements as of September 30, 2016, furnished under Form 6-K on November 11, 2021, under “Note 33— Related-party transactions,” which are incorporated herein by reference. The information set forth in the U.S. Offer to Purchase under the caption “Special Factors—Interests of Certain Persons in the U.S. Offer; Security Ownership; Transactions and Arrangements Concerning the Class B Shares and ADSs” and “Schedule 2: Recent Acquisitions of Edenor’s Securities by the Bidders” is incorporated herein by reference, but Edenor assumes no responsibility with respect to such information.

Edelcos and Edenor are currently negotiating a technical assistance agreement pursuant to which Edelcos will provide Edenor certain financial advisory services in exchange for a management fee.

Item 4. The Solicitation/Recommendation.

Recommendation of the Board of Directors of Edenor

Pursuant to applicable regulations of the Argentine Securities Commission, or Comisión Nacional de Valores (“CNV”), the Board of Directors is required to provide unaffiliated holders with a technical recommendation as to whether the Offer Price is fair and reasonable within the terms of applicable Argentine law and regulations. On August 9, 2021, the Board of Directors issued a favorable opinion on the reasonableness and fairness of the price offered by the Bidder under the Argentine Offer, consisting of Ps.29.34 per Class B Share (or U.S.$0.28 per Class B Share, using the selling exchange rate of Ps.105.25 per U.S.$1.00 reported by Banco de la Nación Argentina on November 11, 2021), based on the BA Advisors Valuation Report (as defined below) and the PKF Certification (as defined below) (the “Resolution”).

As required under applicable CNV rules in connection with the Argentine Offer (i) Edelcos delivered to us an accounting certification by PKF Audisur SRL, an independent third-party accounting firm (the “PKF Certification”), and (ii) we obtained a valuation opinion from Buenos Aires Advisors S.C., and independent third-party valuation firm (the “BA Advisors Valuation Report”). The BA Advisors Valuation Report and the PKF Certification supported the Board of Directors’ determination that the Offer Price is fair and reasonable under Argentine law and regulations. The Company did not consider updating the BA Advisors Valuation Report in light of the recent increase in the trading price of Class B Shares after the BA Advisors Valuation Report was produced because such an update is not required under Argentine law.

The Board of Directors expressly did not include in the Resolution a recommendation that holders of Class B Shares accept or reject the Argentine Offer. As the Board of Directors stated in the Resolution, their determination was subject to several limitations, including that:

•	the opinion of the Board of Directors is not binding;

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•	the opinion of the Board of Directors must be understood as an additional element, among others, to be considered by the shareholders, weighing the Offer Price against market trading prices at the time of making any decision, and therefore it should not be a decisive factor for the decision to be made by such shareholders with respect to the Argentine Offer; and

•	the acceptance or rejection of the Argentine Offer must be the result of an individual analysis made by each shareholder in accordance with its particular circumstances and based, if the shareholder deems it necessary and/or convenient, on consultations with its own advisors on legal, commercial, financial, tax or other matters related to the Argentine Offer.

The Board of Directors is remaining neutral and expresses no opinion as to whether holders of Securities should accept or reject the U.S. Offer. The Board of Directors has made no determination as to whether the terms of the U.S. Offer as stated in the U.S. Offer to Purchase are fair to, or in the best interest of, the holders of Securities, and is making no recommendation as to whether the holders of the Securities should accept or reject the U.S. Offer. The Board of Directors encourages each holder of Securities to make its own decision regarding whether to accept or reject the Offer based on all information following consultations with its own advisors on legal, commercial, financial, tax or other matters. The Board of Directors has not made any recommendation in respect of the U.S. Offer because it is not required to do so under applicable Argentine corporate law.

As of November 25, 2021, the last trading day prior to the publication of this Statement, (i) the Offer Price of Ps.29.34 per Class B Share is below Ps.62.40, the closing trading price per Class B Share on the BYMA and (ii) the aggregate Offer Price of Ps.586.80 for the twenty (20) Class B Shares underlying each ADS is below Ps.1,248, the aggregate closing trading price for twenty (20) Class B Shares on the BYMA.

Accordingly, holders of Class B Shares (including holders of ADSs who surrender their ADSs and take possession of Class B Shares) tendering into the U.S. Offer would receive significantly less per Class B Share than the then current market price per Class B Share if the current market price per Class B Share exceeds the Offer Price on the Expiration Date, as applicable.

Intent to Tender

To the best of our knowledge, none of the directors or affiliates of Edenor have made any recommendation with respect to the U.S. Offer in its individual capacity except for, with respect to the Bidders only, as expressly set forth in the section of the U.S. Offer to Purchase entitled “SPECIAL FACTORS—Position of the Bidders Regarding Fairness of the U.S. Offer. In the Resolution, the executive officers of Edenor holding Class B Shares expressed their intention not to participate in the Argentine Offer.

Item 5. Persons/Assets, Retained, Employed, Compensated or Used.

Solicitations and Recommendations

Neither Edenor nor any person acting on its behalf has directly or indirectly employed, retained or compensated, or currently intends to employ, retain or compensate, any person to make solicitations or recommendations to holders of Class B Shares or ADSs on Edenor’s behalf with respect to the U.S. Offer.

Expenses

Edenor has paid BA Advisors Ps.2,541,875 upon delivery of the BA Advisors Valuation Report.

Item 6. Interest in Securities of the Subject Company.

Other than the Offers, no transaction in the Class B Shares or ADSs has been effected during the 60 days prior to the date of this Statement by Edenor, Edenor’s subsidiaries or, to Edenor’s best knowledge, any of Edenor’s executive officers, directors or affiliates. Based solely on the information provided by the Bidders in the U.S. Offer to Purchase, neither the Bidders nor any person who may be deemed to control the Bidders has engaged in transactions in the Class B Shares or ADSs (other than the Offers) since the same date.

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Item 7. Purposes of the Transaction and Plans or Proposals.

Except as described elsewhere in this Statement, Edenor is not undertaking or engaged in any negotiations in response to the U.S. Offer which relate to: (i) a tender offer or other acquisition of Edenor’s securities by Edenor, any of its subsidiaries or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Edenor or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of Edenor or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of Edenor.

There are no transactions, board resolutions, agreements in principle or signed contracts that have been entered into in response to the U.S. Offer that relate to one or more of the matters referred to in this Item 7.

Item 8. Additional Information.

The information included in the exhibits referred to in Item 9 is incorporated herein by reference.

The information set forth in the U.S. Offer to Purchase under the captions “Special Factors—Certain Effects of the U.S. Offer” and “The Tender Offer—6. Certain U.S. Federal Income and Argentine Tax Consequences” is incorporated herein by reference.

Financial Information

The information set forth in the U.S. Offer to Purchase under the caption “THE TENDER OFFER—8. Certain Information about Edenor —Financial Information” is incorporated herein by reference.

Item 9. Exhibits

Exhibit No.	Description
(a)(1)(i)	Schedule 14D-9, filed on July 30, 2021, informing the reception of a notice from Empresa de Energía del Cono Sur S.A. notifying the announcement of the mandatory tender offer.†
(a)(1)(ii)

Schedule 14D-9, filed on August 11, 2021, informing that Empresa de Energía del Cono Sur S.A. had informed Edenor of the authorization of the Comisión Nacional de Valores (Argentine Securities and exchange Commission) to the tender offer for Edenor’s Class B Shares and Class C Shares. †

(c)(i)

Valuation Report issued by BA Advisors S.C., an independent firm, dated July 30, 2021 (English translation) incorporated herein by reference to the Schedule TO / Form 13E-3 filed by Empresa de Energía del Cono Sur S.A. to the SEC on November 12, 2021. †

(c)(ii)

Accounting Certification issued by PKF Audisur SRL, an independent firm, dated July 27, 2021 (English translation) incorporated herein by reference to the Schedule TO / Form 13E-3 filed by Empresa de Energía del Cono Sur S.A. to the SEC on November 12, 2021.†

(g)	None.

 † Incorporated by reference.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE, S.A.

By: /s/ Germán Ranftl

Name: Germán Ranftl

Title: Chief Financial Officer

Dated: November 29, 2021